SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

The Joint Corp.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

47973J102

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[x]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of reporting person I.R.S. identification number (entity only)	Fred Gerretzen
2	Check the appropriate box if a member of a group	(a) [ ] (b) [ ]
3	SEC use only
4	Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
5	Sole voting power	534,000**
6	Shared voting power
7	Sole dispositive power	534,000**
8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person	534,000**
10	Check if the aggregate amount in Row (9) excludes certain shares	[ ]
11	Percent of class represented by amount in Row (9)	4.1%
12	Type of reporting person	IN

**Includes 283,128 treasury shares subject to a purchase option that is immediately exercisable.

2

This Amendment No. 2 (this "Amendment") to Schedule 13G is filed in respect of the common shares, par value $.001 per share, of The Joint Corp. to amend the Schedule 13G originally filed by the reporting person with the Securities and Exchange Commission on February 9, 2015, as amended by Amendment No. 1 filed on February 3, 2016 (as amended, the "Schedule 13G").

Item 4.	Ownership

Item 4 of Schedule 13G is hereby amended by deleting the text of Item 4 in its entirety and replacing it with the following:

(a)	Amount beneficially owned:

The 534,000 shares of the common stock of The Joint Corp. for which this schedule is filed consist of (i) 250,872 shares owned by Dr. Gerretzen; and (ii) 283,128 treasury shares subject to a purchase option that is immediately exercisable by Dr. Gerretzen.

(b)	Percent of class:

4.1%

The percentages in this schedule were calculated on the basis of 12,720,399 shares outstanding as of November 4, 2016, as reported by the issuer in its quarterly report on Form 10-Q filed on November 14, 2016, plus 283,128 shares that would be outstanding upon the exercise of Dr. Gerretzen’s purchase option.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	534,000**
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	534,000**
(iv)	Shared power to dispose of to direct the disposition of:	0

**Includes 283,128 treasury shares subject to a purchase option that is immediately exercisable.

Item 5.	Ownership of Five Percent or Less of a Class

Item 5 of Schedule 13G is hereby amended and restated as follows:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2017.

/s/ Fred Gerretzen
Fred Gerretzen

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